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                              August 23, 2023

       Zhihua Wu
       Chief Executive Officer
       Linkage Global Inc
       2-23-3 Minami-Ikebukuro, Toshima-ku
       Tokyo, Japan 171-0022

                                                        Re: Linkage Global Inc
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-1
                                                            Submitted August 4,
2023
                                                            CIK No. 0001969401

       Dear Zhihua Wu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form F-1

       Cover Page

   1. We note your response to comment 1 and reissue in part. In this regard, we note your disclosure here as well
as on pages 11 and 12 that "[t]here are currently no restrictions on foreign exchange and
[y]our ability to transfer cash among [y]our Cayman Islands holding company and [y]our
principal subsidiaries in Hong Kong and Japan." Please revise your disclosure here and
elsewhere as appropriate to address whether there are any limitations on your ability to
transfer cash to investors.
 Zhihua Wu
FirstName LastNameZhihua Wu
Linkage Global Inc
Comapany
August 23, NameLinkage
           2023        Global Inc
August
Page 2 23, 2023 Page 2
FirstName LastName
Notes to Unaudited Condensed Consolidated Financial Statements
3. Segment Information, page F-16

2. We note the disclosure you provided in response to comment 15. Please revise this disclosure to include right-of-use assets by geography.
2. Summary of Significant Accounting Policies
Revenue Recognition
Integrated E-Commerce Services, page F-39

3. We note the disclosure you revised in response to comment 14. Please tell us how the billing reports received from social media platforms directly correspond with the value transferred to the customers. In this regard, tell us how you consider the revenue adjustments that occur following the reconciliation process during the month following each quarter-end, including the materiality of such adjustments.
       You may contact Keira Nakada at (202) 551-3659 or Lyn Shenk at (202) 551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at (202) 551-6022 or Dietrich King at (202) 551-8071 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Ying Li